UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.5)

SCHEDULE 13D/A

UTSTARCOM HOLDINGS CORP
(Name of Issuer)

Common Stock
(Title of Class of Securities)

918076100
(CUSIP Number)

Shah Capital Management
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
Tel. No.: (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons:

Shah Capital Management

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

NORTH CAROLINA

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

18,087,612

(9) Sole dispositive power

0

(10) Shared dispositive power

18,087,612

(11) Aggregate amount beneficially owned by each reporting person

18,087,612

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

11.95%

(14) Type of reporting person (see instructions)

IA

(1) Names of reporting persons:

Shah Capital Opportunity Fund LP

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

DELAWARE

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

14,750,000

(9) Sole dispositive power

0

(10) Shared dispositive power

14,750,000

(11) Aggregate amount beneficially owned by each reporting person

14,750,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

9.75%

(14) Type of reporting person (see instructions)

PN

(1) Names of reporting persons:

Himanshu H. Shah

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

916,422

(8) Shared voting power

19,004,034

(9) Sole dispositive power

916,422

(10) Shared dispositive power

19,004,034

(11) Aggregate amount beneficially owned by each reporting person

19,004,034

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

12.56%

(14) Type of reporting person (see instructions)

IN

SCHEDULE 13D

Item 1. Security and Issuer

Common Stock of UTSTARCOM HOLDINGS CORP.

UTSTARCOM HOLDINGS CORP
52-2 Building, BDA International Enterprise Avenue
No. 2 Jingyuan North Street
Daxing District, Beijing 100176

Item 2. Identity and Background

(a). Name: SHAH CAPITAL MANAGEMENT.

(b). Business Address: 8601 Six Forks Road, Suite 630, Raleigh, NC 27615

(c). Principal business: Asset management

(d). During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f). N/A

Item 3. Source and Amount of Funds or Other Consideration

In making the purchases of the shares of Common Stock, the reporting person uses the assets under management.

Item 4. Purpose of the Transaction

The reporting person originally purchased the shares of Common Stock based on its belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The reporting person intends to review its investment in the Issuer on a continuing basis and in connection therewith, may engage in discussions with the Board of Directors, members of management, and/or other shareholders concerning
the business, assets, capitalization, financial condition,   operations,
management, strategy, and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Recently, reporting person proposed the following action to the issuer:

- make a tender offer to buy back extremely undervalued shares
- encourage management to monetize over a billion dollar carryforward losses by selling related subsidiaries
- announce a special dividend in light of over $285 million cash held by the company

Item 5. Interest in Securities of the Issuer

(a) Aggregate number of shares owned:
(b) Percentage of class of securities owned:
(c) Number of Shares to which reporting person has:
(i) Sole Voting Power
(ii) Shared Voting Power
(iii) Sole Dispositive Power
(iv) Shared Dispositive Power

 	SCM        Shah Capital Opportunity 	Himanshu
		   Fund LP

(a)	18,087,612	14,750,000		916,422
(b)	11.95%		9.75%			12.56%
(i)	N/A		N/A			916,422
(ii)	18,087,612	14,750,000		19,004,034
(iii)	N/A		N/A			916,422
(iv)	18,087,612	14,750,000		19,004,034

(c) N/A

(d) to (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2012

Signature: Himanshu H. Shah/Sd.

Name/Title: Himanshu H. Shah, President and CIO